Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

February 6, 2020 – For Immediate Release

Great Panther Provides 2020 Exploration Plans for Tucano Gold Mine

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, or the “Company”) is providing an exploration update for its wholly owned Tucano Gold Mine (“Tucano”) in Brazil. Great Panther acquired the mine in March 2019 and conducted 17,400 metres of exploration drilling through the balance of 2019. Concurrent with the drill program, an evaluation of Tucano’s extensive land package was initiated, which is ongoing. Exploration is divided into “near-mine” and “regional” categories, with a total of US$6.6 million (55,000 metres) budgeted for 2020.

“With a three-fold increase in drilling metres planned for 2020, we are working to capitalize on Tucano’s exploration potential,” stated Jeffrey Mason, Interim President & CEO. “We have identified near-mine targets that could lead to the development of new mineralized zones, and we are prioritizing prospects for new discoveries farther afield. In addition, with the current gold price well above the prices used in the historic pit shell designs, we are analyzing opportunities to expand the existing pits.”

NEAR MINE EXPLORATION

An important consideration for near-mine exploration is the distinction between oxide ore and sulphide ore (fresh rock) in that historic production at the mine was focused on the oxide ore due to mill processing constraints. The completion of a plant upgrade in 2019 enabled the processing of sulphide ore, achieving gold recoveries of about 92%, and opens up the depth extensions for evaluation and exploration. Furthermore, current gold price levels provide the potential to widen and deepen some open pits, and delineation drilling is being undertaken between the current pit outlines and proposed deeper pit shells. The 2020 near mine exploration program will consist of 10,000 metres of reverse circulation (“RC”) and 18,000 metres of diamond core drilling (“DD”) and the following describes the plans for individual target areas.

TAP AB

The four TAP AB pits are entirely in oxide ore and are considered to have expansion potential. Secondary mineralized zones in the footwall (Carbonate Lodes) and hanging wall (NEO and NEO North Lodes) are to be drilled in more detail as they provide potential to reduce strip ratios and support a deeper pit. A combined 9,000 metres of RC and DD is planned for 2020 to better define these zones. Recent intersections below the currently scheduled $1,250/oz pit shell include good grades and widths (see table below and Great Panther press release of July 30, 2019) and, in conjunction with a higher gold price, justify deepening the pits, wherein gold grades increase.

Highlights of Mineralized Intervals From TAP-AB3 2019 Exploration Drilling*

Previously released on July 30, 2019

Hole ID	From	To	Interval*	Au (g/t)	Pit Outline
19TABDD001	127.00	140.55	13.55	15.352	Within Pit Outline
	Incl: 127.65	133.00	5.35	30.940	Within Pit Outline
	153.00	167.00	14.00	3.143	Outside Pit Outline
19TABDD002	127.65	134.00	6.35	3.461	Within Pit Outline
	143.00	155.09	12.09	3.238	Within Pit Outline
19TABDD003	36.00	39.00	3.00	3.400	Within Pit Outline
	97.00	109.00	12.00	3.045	Outside Pit Outline
19TABDD004	139.60	150.60	11.00	3.719	Within Pit Outline
19TABDD005	153.00	159.00	6.00	5.453	Outside Pit Outline
19TABDD007	108.40	116.00	7.60	4.741	Within Pit Outline
	124.00	146.00	22.00	7.680	Within Pit Outline
19TABDD008	142.00	154.00	12.00	2.366	Within Pit Outline
19TABDD009	104.00	158.00	54.00	2.697	Within Pit Outline
19TABDD010	129.00	154.50	25.50	13.000	Within Pit Outline
	Incl: 130.00	135.00	5.00	63.398	Within Pit Outline

Newly released**

Hole ID	From	To	Interval*	Au (g/t)	Pit Outline
19TABDD006	84.00	91.00	7.00	5.034	Outside Pit Outline
	150.00	159.00	9.00	1.862	Outside Pit Outline
19TABDD011	87.85	101.00	5.00	12.258	Outside Pit Outline
19TABDD012	97.00	101.00	4.00	16.750	Outside Pit Outline
	150.00	159.00	8.00	1.443	Outside Pit Outline

*Drill holes crossing subvertical ore lodes at dip angle 50-60°. True width is estimated at 70 to 95% of drilled interval.

**Results for drill holes 19TABDD006 and 19TABDD012 were noted as pending in our news release dated July 30, 2019. Drill hole 19TABDD0011 was incorrectly stated as being unmineralized in our news release dated July 30, 2019.

Torres / TAP AB South

A total of 11,000 metres of RC and DD drilling is planned for 2020 to test the southern extension of the AB1 zone adjacent to the existing pit. This area is located at the structural intersection of the NW-SE trending ‘D’ zones and the main North-South mine trend and is considered to be a favourable geological setting for mineralization.

Urucum East Pit

An Exploration Report has been filed and accepted by the Agência Nacional de Mineração (Brazilian Mines Ministry) and Great Panther expects the issuance of an Environmental Permit and the granting of a Mine Operating Concession in 2020. The current resources are based on near surface material and 4,500 metres of additional RC and DD drilling is planned in 2020 to prove up the deeper continuation of the ore.

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Urucum North Pit and Underground

Diamond drilling in 2019 was completed just below the existing pit floor in order to better define mineralization for the purposes of targeting a deeper pit. In contrast, the 3,500 metre 2020 infill drilling program will target the upper “Central Lode” for underground potential and will be based on an improved understanding of the structural controls of higher-grade ore shoots as defined by the 2016 Prefeasibility Study (“PFS”). The Central Lode lies approximately 100-150 metres below the existing pit floor and the South Lodes 1 and 2 lie 100-200 metres below that horizon. Urucum North has the advantage of good ground conditions in fresh rock that could allow reasonable development rates to optimize underground pre-production costs and time.

URSO / TAP AB3 East

The drill program would seek to extend gold mineralization to depth along a 500 metre strike length, as good grades have been intercepted at depths of 180 metres in oxide material. A further 5,700 metres for URSO / TAP AB3 East (incremental to the current planned 55,000 metres for entire Tucano program) of RC and DD is being evaluated for 2020 and, if warranted, deeper drilling could ultimately test the underground potential of these zones.

Duckhead

Following a review of previous work, it was concluded that no additional drilling is required at this historic high-grade pit in order to recommence production. Further, past mining was conducted based on a $1,100/oz pit shell while there is sufficient justification for a pushback to a $1,450/oz pit shell. Engineering is underway and resumption of mining activity could commence as early as the fourth quarter of 2020.

REGIONAL EXPLORATION

Great Panther holds approximately 2,350km2 in various stages of licensing covering a largely unexplored greenstone belt in the Guyana Shield. The Company’s exploration team is strategically prioritizing concessions according to their proximity with respect to Tucano’s mill and geological potential. Most of these targets are early stage based on airborne magnetics, soil sampling, Auger and Rotary Air Blast (“RAB”) drilling. Approximately 27,000 drilling metres are planned for regional exploration in 2020, including 18,000 metres of RAB and 9,000 metres of Auger drilling.

The technical information contained in this news release has been reviewed and approved by Marcelo Batelochi, Director of Exploration and a Qualified Person for the purposes of National Instrument 43-101. Drill program design, implementation, and interpretation of results were performed by Company geologists, and overseen by the QP. A Quality Assurance/Quality Control ("QA/QC") program consistent with NI 43-101 and industry best practices was carried out by the Company regarding drill core logging and sampling. The QA/QC program included the regular insertion of standards, blanks and duplicates into the sample batches; as well as further umpire sampling by an independent certified laboratory.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine Complex in Peru and executed a successful bulk sample mining program in 2019 in accordance with the May 2018 Preliminary Economic Assessment.

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding exploration results, expectations of expansion of existing pit designs, extension of Tucano’s mine life, issuance of an Environmental Permit and the granting of a Mine Operating Concession and the timing or ability to restart operations for the Coricancha Mine.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

David Wiens, CFA

VP, Corporate Finance and Treasury

Toll free: 1 888 355 1766

Tel:          +1 604 638 8956

dwiens@greatpanther.com

www.greatpanther.com

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